NEWS RELEASE
June 3, 2020	No. 20-04

Avalon Provides Separation Rapids Lithium Project Update

Toronto, ON - Avalon Advanced Materials Inc. (TSX: AVL and OTCQB: AVLNF) ("Avalon" or the "Company") is pleased to provide an update on its 2020 project development plans for the 100% owned Separation Rapids Lithium Project near Kenora, Ontario (the "Project"), where interest in the Company's lithium mineral products continues to grow. Avalon has now received the necessary approvals to proceed with the 2,500 tonne bulk sample extraction program that was originally planned for 2019. This includes acceptance for filing by the Ministry of Energy, Mines and Northern Development of the Company's revised Closure Plan for Advanced Exploration dated January 22, 2020.

Avalon can now proceed this summer with the bulk sampling program for pilot plant processing to recover petalite product samples for testing and qualification by glass and ceramic companies that have expressed interest in the high-purity petalite mineral product. The Company is also re-visiting the potential to produce a lithium hydroxide battery product, as outlined in Avalon's 2016 Preliminary Economic Assessment, because of the new interest in establishing critical minerals supply chains in Ontario, particularly lithium battery materials. The Company is now reviewing potential sites for such a facility in northwestern Ontario.

Recent Work

While there has been no recent activity at the Separation Rapids Project site, laboratory test work on archived sample material has been ongoing. This work has been focused on flowsheet optimization, to enable more efficient production of the specific types of petalite products that have been requested by various glass and ceramic manufacturers.

The original flowsheet employed a flotation process designed to treat both the coarse grained and fine grained petalite ore types. However, the coarse grained petalite ore is also amenable to lower cost processing using ore-sorting and dense media separation ("DMS") to produce a clean concentrate that has not been exposed to flotation reagents. Recent test work has confirmed that this petalite product would be well-suited for certain glass-ceramic applications.

The fine grained ore would be processed using a flotation process to make a petalite concentrate suitable for other glass and ceramic applications, and for further hydrometallurgical treatment to produce a high purity lithium hydroxide battery material product. The Project can now be developed with the flexibility to produce separate lithium mineral and chemical products to simultaneously serve a number of existing and newly emerging market opportunities.

Avalon President and CEO, Donald Bubar, commented, "With the many new and diverse market opportunities emerging for our lithium products, we are pleased that the Closure Plan has finally been filed so we can proceed with the larger scale bulk sampling program this summer. This will allow Avalon to deliver larger product samples to the customers that have expressed interest and, upon acceptance, we can then move forward in 2021 with our plans for initial small-scale production."

In addition to the bulk sampling program, other field work planned for this summer includes follow-up exploration work on the Snowbank petalite pegmatite discovered in 2018 on the Paterson Lake claims acquired in 2017, approximately four kilometres northwest of the main Separation Rapids deposit.

The technical information included in this news release has been reviewed and approved by the Company's Senior Vice President, Metallurgy and Technology Development, Dave Marsh, FAusIMM (CP), Qualified Person under NI 43-101.

While the Company has closed its office temporarily due to the COVID-19 pandemic, staff continue to work from home on a reduced work schedule in anticipation of resuming project field work when it is safe to do so. Very minor field work, such as sample collection, has continued where possible under acceptable conditions.

About Avalon Advanced Materials Inc.

Avalon Advanced Materials Inc. is a Canadian mineral development company specializing in sustainably-produced materials for clean technology. The Company now has four advanced stage projects, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, cesium and zirconium. Avalon is currently focusing on developing its Separation Rapids Lithium Project near Kenora, Ontario while looking at several new project opportunities, including re-activating its 100%-owned Lilypad Tantalum-Cesium Project in northwestern Ontario. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@AvalonAM.com.

This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements related to the Company's project development plans, statements related to the potential processing developments for the Separation Rapids Lithium Project, that the Company is planning to proceed this summer with a bulk sampling program, that the Project can be developed with the flexibility to produce separate lithium mineral and chemical products to serve a number of existing and newly emerging market opportunities, that completion of the bulk sampling program will allow Avalon to deliver larger product samples to the customers that have expressed interest and, upon acceptance, and it can then move forward in 2021 with its plans for initial small-scale production and that other field work planned for this summer includes follow-up exploration work on the new Snowbank petalite pegmatite. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "potential", "scheduled", "anticipates", "continues", "expects" or "does not expect", "is expected", "scheduled", "targeted", "planned", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be" or "will not be" taken, reached or result, "will occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company's current Annual Information Form, Management's Discussion and Analysis and other disclosure documents available under the Company's profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company's plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.